World Headquarters

21680 Haggerty Road, Suite 101

Northville, Michigan 48167

1 248 504 0500 TEL

1 248 348 9734 FAX

www.gentherm.com

VIA EDGAR

January 15, 2018

Lyn Shenk, Branch Chief, Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Gentherm Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 23, 2017

Form 10-Q for Fiscal Quarter Ended September 30, 2017

Filed October 30, 2017

File No. 000-21810

Dear Lyn Shenk:

The following represents the response of Gentherm Incorporated (the “Company”) to your letter dated December 20, 2017, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2016 and the Company’s Form 10-Q for Fiscal Quarter Ended September 30, 2017.  For ease of reference, your comment is repeated in italics followed by the Company’s response:

Form 10-K for Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

1.

We note from the “Segment Reporting” note that the Industrial segment has reported an operating loss in each year presented, as well as for the three and nine months ended September 2017 and 2016.  However, it is not clear from your disclosure within MD&A the reason for these losses.  Please include an analysis that explains these losses and address any known trends, demands and uncertainties that have had or that you reasonably expect will have a material impact on this segment’s results.  Refer to Item 303(a)(3)(ii) of Regulation S-K and section III.F.1 of Release No. 33-6835 for guidance.  Please provide us with a copy of your intended disclosure.

The Industrial segment is made up of three of Gentherm’s business units.  The businesses include Global Power Technologies, serving the energy markets, Cincinnati Sub-Zero, serving the medical and product testing services markets, and our advanced technology research and development activities.  The financial results, as well as trends, demands and uncertainties that have had or that the Company reasonably expects will have a material impact, of all three of these business units are discussed throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).  However, the MD&A – Results of Operations only discusses the foregoing matters in the context of the Company’s consolidated results on a line item basis and not in a separate discussion for each reportable segment.  In future filings, we will add a separate discussion at the end of MD&A - Results of Operations summarizing the material factors by reportable segment to improve our shareholders’ understanding of our business.  By way of supplementary information, the following paragraph is an example of this discussion for the Industrial segment for the three month period ended September 30, 2017.

Industrial Segment Operating Loss.  The Industrial segment, comprised of Cincinnati Sub-Zero (“CSZ”), Global Power Technologies (“GPT”) and our advanced research and development activities, reported an operating loss totaling $5,507,000 for the Third Quarter 2017.  This loss was $708,000, or 14%, higher than the operating loss of the Industrial segment during Third Quarter 2016.  We incurred these losses for three reasons.  First, the advanced research and development activities, the total cost for which were $3,604,000 and $3,862,000, during Third Quarter 2017 and 2016, respectively, are focused on products and technologies that are currently not generating product revenues.  We expect that many of the individual projects included in the business unit will generate profitable revenue in future periods.  Second, GPT’s lower revenue for the Third Quarter 2017, which related to the timing of a large program shipment, did not cover the related fixed costs.  GPT would have reported approximately $3,000,000 in higher operating income if the large program would have shipped during the Third Quarter 2017.  Finally, CSZ’s approximately $1,000,000 in higher expenses in the Third Quarter 2017 associated with the new direct sales force was not yet offset by a corresponding increase in the amount of revenue and related operating income.  We continue to believe that the direct sales force will lead to higher CSZ product revenue in future periods that will generate operating profits in excess of the cost for the direct sales persons.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 1- The Company

North American Reorganization, page F-9

2.

You recorded an offsetting deferred charge for approximately the same amount as the one-time income tax payment of approximately $32.6 million accrued during 2016 because the payment will result in tax deductions against income taxes in future periods.  Please explain to us the tax deductions that will result and the basis for recording a deferred charge for them.

The one-time income tax payment arose from an intercompany reorganization (the “North American Reorganization”) in which some of the business activities previously performed by existing North American operations were consolidated into European and other North American facilities.  This reorganization included an intercompany transaction which generated income tax expense, resulting in an offsetting deferred charge pursuant to Accounting Standards Codification (ASC) 740-1-25-3(e).

ASC 740-1-25-3(e) prohibits the recognition of current and deferred income taxes for intercompany asset transfers until the asset has been sold to an outside party or as the assets are amortized.  Therefore, the income tax expense associated with profits from an intercompany sale or transfer of assets is disregarded.  Instead, the income tax expense is deferred, recorded on the balance sheet as a deferred charge, and taken as a deduction against earnings either when the assets leave the consolidated group or as the assets are amortized.  Similarly, the related entity that purchased the assets is prohibited from recognizing a deferred tax asset for the increase in the tax basis due to the intercompany sale or transfer, with such tax asset realized only when the assets leave the consolidated group or as the assets are amortized and tax deductions are taken.

As part of the North American Reorganization, intangible assets owned by Gentherm Canada ULC having no book value were sold to a related entity, Gentherm GmbH, at fair value.  The resulting intercompany gain on the sale of the intangible assets resulted in a one-time tax liability for Gentherm Canada ULC.  The related tax expense arising from this gain was eliminated from earnings and recorded as a deferred charge as outlined above pursuant to ASC 740-1-25-3(e).  Additionally, no deferred tax asset was recorded for the basis difference which normally arises out of the elimination of the fair market value step-up recorded by Gentherm GmbH.  The deferred charge was partially amortized during 2016 and 2017 as the transferred assets are being amortized for book purposes.  The amortization of such assets results in the tax deduction referenced in your question.

It should be noted that Accounting Standards Update (ASU) 2016-16, Intra-Entity Transfers of Assets Other Than Inventory, will affect the above-described treatment of the deferred charge at Gentherm Canada ULC and the absence of a deferred tax asset at Gentherm GmbH.  Under ASU 2016-16, an entity is required to recognize the income tax consequences of an intercompany transfer of an asset other than inventory when the transfer occurs.  We intend to adopt ASU 2016-16 during the first quarter of 2018 and, consistent with the provisions of ASU 2016-16, a cumulative catch-up adjustment will be recorded in the first quarter of 2018 to reflect the reversal of the deferred charge and the recording of the related deferred tax asset.  Appropriate disclosure and explanation of this cumulative change will be included in the related financial statement notes.

Note 2- Summary of Significant Accounting Policies and Basis of Presentation

Consolidation, page F-11

3.

You reclassified “long-term supply contract price downs” from accounts receivable to accrued liabilities to conform to the current year’s presentation.  Please tell us the nature of this item and its amount at December 31, 2016 and 2015.

We routinely grant customers price decreases on our products through supplier contracts in various forms.  Once a price decrease is agreed to, our customer will then issue a revised Purchase Order (“PO”) with the new price.  It is the PO that initiates changes in both our invoicing software as well as the customer’s Enterprise Resource Planning (ERP) system.  Unfortunately, the PO is often issued well after the effective date of the price change and this lag period can span several months.  During this lag period, our invoicing system and the customer’s payment system will continue processing sales at the old price.  Once the PO is finally issued, our customer will then issue us a debit memo for the cumulated difference between the old price and the new price for all parts shipped during the lag period.  We account for this difference by recording an offsetting revenue accrual as parts are shipped.   Prior to 2016, one of our locations classified the liability balance as a contra receivable whereas others included it as an accrued liability.  We reviewed this classification during 2016 and concluded that, since the majority of the balance was related to invoices that had already been paid by the customer; the more appropriate classification was to include the amount in accrued liabilities. After reclassification, the amount of this accrual was $13,259,000 and $10,248,000 at December 31, 2016 and 2015, respectively.  The amount of the reclassification from accounts receivable to accrued liabilities to the December 31, 2015 balance sheet totaled $1,884,000, which was deemed to be immaterial to the financial statements.

Form 10-Q for Fiscal Quarter Ended September 30, 2017

Management Discussion and Analysis

Results of Operations Third Quarter 2017 Compared with Third Quarter 2016, page 21

4.

You disclose during the three months ended March 31, 2017 you revised your revenue by product analysis to better reflect pricing adjustments and other differences.  Please explain to us what this represents and why this was not previously reflected in the analysis of revenue.

We compile and disclose revenue by product in several sections of our annual and quarterly reports and other press releases, including MD&A.  Due to historical system limitations, price accruals, which were more specifically described in our response to your question number 3, were not incorporated into the product revenue analysis prior to Third Quarter 2016.  During 2016, we made system enhancements which allowed us to properly analyze the accruals and classify them by product.  We reviewed the historical data and made changes to allow for proper comparability.  By way of supplemental information, the following table illustrates the adjustment that was made for the Third Quarter 2016:

	As previously Reported	Reclassification of Price Accruals	As Adjusted
	(000’s)
Climate Controlled Seats	$101,028	$(1,258)	$99,770
Seat Heaters	75,442	(936)	74,506
Steering Wheel Heaters	12,914	(25)	12,889
Automotive Cables	21,768	(503)	21,265
Other Automotive	1,217	2,722	3,939
Global Power Technologies	5,112	-	5,112
Cincinnati Sub Zero	15,144	-	15,144
Total Revenue	$232,625	$-	$232,625

Liquidity and Capital Resources, page 24

5.

You cite non-cash expenses and changes in accrual based net income (which includes the non-cash expenses) in partial explanation of the decrease in cash provided by operating activities.  You also cite a change in working capital due to a decrease in accrued liabilities resulting from the payment of income taxes related to the reorganization as a factor in the decrease, but you already cited the payment of income taxes related to the reorganization as a factor.  Please note that citing noncash items as well as net income, accrued liabilities and other working capital items may not provide a sufficient basis to understand how actual operating cash was impacted between comparative periods.  Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance.  Quantify any variance factors cited, pursuant to section 501.04 of the staff’s Codification of Financial Reporting.  Please provide us with a copy of your intended revised disclosure.

We agree that the narrative discussion related to our operating cash flow may be difficult to follow.  This is due to the significance of the non-cash adjustments to net income which are necessary to explain in order to illustrate the impact that changes in net income have on the operating cash flows.  However, the important business factors driving the variance during the nine month period ended September 30, 2017 as compared to September 30, 2016, which include the change in net income and the reorganization tax payment, are mentioned in accordance with the SEC’s published guidance.  After considering your comment, we believe that the clarity and intuitive nature of the discussion would be significantly improved through the inclusion of a comparative table of operating cash flow and a bridge schedule highlighting the important differences between periods, which we will include in future filings.   By way of supplementary information, the following are examples of the above-described tables which we will include in future filings:

	Nine Months Ended September 30,
	2017	2016	Change
	Amounts in Thousands
Net income	$40,469	$50,562	$(10,093)
Non-cash adjustment to reconcile net income to cash provided by operating activities:
Depreciation and amortization	32,663	27,724	4,939
Deferred income taxes	(9,059)	(1,933)	(7,126)
Stock compensation	8,559	6,856	1,703
Defined benefit plan expense	96	151	(55)
Provision of doubtful accounts	(353)	385	(738)
Loss on sale of property and equipment	868	291	577
Net income before non-cash adjustments	73,243	84,036	(10,793)
Changes in operating assets and liabilities:
Accounts receivable	(5,581)	(22,835)	17,254
Inventory	(4,407)	(5,647)	1,240
Prepaid expenses and other assets	(555)	2,826	(3,381)
Accounts payable	(7,433)	6,508	(13,941)
Accrued liabilities	(39,896)	6,123	(46,019)
Total changes in operating assets and liabilities	(57,872)	(13,025)	(44,847)
Net cash provided by operating activities	$15,371	$71,011	$(55,640)

Net cash provided by operating activities during 2016 period	$71,011
Decrease due to lower net income	(10,793)
Decrease due to income taxes paid related to the Reorganization	(35,100)
Other differences in working capital, net	(9,747)
Net cash provided by operating activities during 2017 period	$15,371

If you have any questions or comments in connection with this response, please call the undersigned at (248) 504-0585.

Sincerely,

/s/ Barry G. Steele

Barry G. Steele

Chief Financial Officer

cc:  Philip Eyler, President and Chief Executive Officer, Gentherm Incorporated

Kenneth Phillips, Vice-President and General Counsel, Gentherm Incorporated

Aamira Chaudhry, U.S. Securities and Exchange Commission

Doug Jones, U.S. Securities and Exchange Commission